                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               ATRION CORPORATION
                       (Name of Subject Company (Issuer))

                               ATRION CORPORATION
                        (Name of Filing Person (Offeror))

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    049904105
                      (CUSIP Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                        420 20TH STREET NORTH, SUITE 1600
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                            CALCULATION OF FILING FEE
                  Transaction Valuation:     Amount of Filing Fee:
                      $8,050,000(1)              $651.25(2)(*)

(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares of Common Stock at the tender offer price per share of $23.00.

(2)      Calculated at $80.90 per million.

(*)      Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $651.25          Filing Party:    Atrion Corporation
Form or Registration No.:  Schedule TO      Date Filed:      March 18, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, dated March 18, 2003, as amended on April 2 and April 15, 2003, filed by Atrion Corporation (the "Company"), a Delaware corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an offer by the Company to purchase up to 350,000 shares of its common stock, par value $.10 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, are hereinafter referred to as the "Shares") at a price of $23.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2003 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule TO.

Item 12   EXHIBITS

         Item 12 is hereby supplemented by adding Exhibit (a)(10).

                  (a) (10) Press Release dated April 21, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ATRION CORPORATION



                                            By: /s/ Emile A. Battat
                                               --------------------------------
                                            Name:  Emile A. Battat
                                            Title: Chairman, President and
                                                   Chief Executive Officer

Dated: April 21, 2003

                                  EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------

(a) (1)  Form of Offer to Purchase dated March 18, 2003.(*)

    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).(*)

    (3)  Form of Notice of Guaranteed Delivery.(*)

    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(*)

    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(*)

    (6)  Form of Press Release issued by the Company dated March 18, 2003.(*)

    (7) Form of Letter to Stockholders of the Company dated March 18, 2003, from Emile A. Battat, Chairman, President and Chief Executive Officer.(*)

    (8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(*)

    (9)  Form of Press Release issued by the Company dated April 15,
         2003.(**)

    (10) Form of Press Release issued by the Company dated April 21, 2003.

(b) (1) Loan and Security Agreement dated November 12, 1999 among Atrion Corporation, Atrion Medical Products, Inc., Halkey-Roberts Corporation, Quest Medical, Inc., AlaTenn Pipeline Company, Inc., Atrion Leasing Company, Inc. and Atrion International, Inc. and SouthTrust Bank, National Association. (Incorporated by reference to Exhibit (b)(1) to the Schedule 13E-4 filed by the Company with the Commission on November 17, 1999).(***)

    (2) Note Extension Agreement. (Incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by the Company with Commission on November 26,
         2001).(****)

    (3)  Amendment to Loan and Security Agreement dated December 26, 2001.(*)

    (4) Second Amendment to Loan and Security Agreement dated December 26, 2001.(*)

(d)      Not applicable

(g)      Not applicable.

(h)      Not applicable.

-----------------

(*)      Previously filed on Schedule TO dated March 18, 2003
(**)     Previously filed on Amendment No. 2 to Schedule TO dated April 15, 2003
(***)    Previously filed on Schedule 13e-4 dated November 17, 1999
(****)   Previously filed on Schedule TO dated November 26, 2001